UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 14D-9

(RULE 14d-101)

Solicitation/Recommendation Statement Under

Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 11)

PLX Technology, Inc.

(Name of Subject Company)

PLX Technology, Inc.

(Name of Person(s) Filing Statement)

Common Stock, Par Value $.001 Per Share

(Title of Class of Securities)

693417107

(CUSIP Number of Class of Securities)

Arthur O. Whipple

870 W. Maude Avenue,

Sunnyvale, California 94085

(408) 774-9060

(Name, Address and Telephone Number of Person Authorized to Receive Notice and

Communications on Behalf of the Person(s) Filing Statement)

With copies to:

Stephen J. Schrader, Esq.

Baker & McKenzie LLP

Two Embarcadero Center, 11th Floor

San Francisco, California 94111

☐        Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 11 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of PLX Technology, Inc. (“PLX”) filed with the Securities and Exchange Commission (the “SEC”) on May 22, 2012, as amended by Amendment No. 1 thereto, filed with the SEC on June 1, 2012, Amendment No. 2 thereto, filed with the SEC on June 12, 2012, Amendment No. 3 thereto, filed with the SEC on June 19, 2012, Amendment No. 4 thereto, filed with the SEC on July 11, 2012, Amendment No. 5 thereto, filed with the SEC on August 9, 2012, Amendment No. 6 thereto, filed with the SEC on August 27, 2012, Amendment No. 7 thereto, filed with the SEC on September 5, 2012, Amendment No. 8 thereto, filed with the SEC on October 3, 2012, Amendment No. 9 thereto, filed with the SEC on November 9, 2012 and Amendment No. 10 thereto, filed with the SEC on November 14, 2012 (as so amended, the “Schedule 14D-9”). The Schedule 14D-9 relates to the exchange offer by Pinewood Acquisition Corp., a Delaware corporation (“Purchaser”), and a direct wholly-owned subsidiary of Integrated Device Technology, Inc., a Delaware corporation (“Parent”), to purchase all of the outstanding shares the common stock of PLX, par value $.001 per share (the “Shares”), in exchange for consideration, per Share, comprised of (i) $3.50 in cash plus (ii) 0.525 of a share of common stock of Parent (the “Parent Common Stock”), in each case, subject to adjustment for stock splits, stock dividends and similar events, and without interest thereon, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in Purchaser’s prospectus/offer to purchase, dated May 22, 2012, which is contained in the Registration Statement on Form S-4 filed by Parent with SEC on May 22, 2012 (as amended or supplemented from time to time, the “Prospectus”), and in the related Letter of Transmittal (“Letter of Transmittal”), copies of which were filed with the Schedule 14D-9 as Exhibits (a)(1)(A) and (a)(1)(B), respectively.  Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9.

This Amendment No. 11 is being filed to reflect certain supplemental disclosures set forth below in this Amendment No. 11 to the Schedule 14D-9.  Except as otherwise indicated below and in the next paragraph, the information set forth in the prior Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment No. 11.

The Schedule 14D-9 as originally filed on May 22, 2012 and sent to stockholders also included Annex A which, under SEC Rule 14f-1, is required to include a subset of information that must be included in a company’s annual proxy statement relating to election of directors, such as compensation of executive officers, beneficial owners of stock, corporate governance, and other listed items.  Due to the passage of time in connection with extensions of the Offer, PLX has scheduled its 2012 annual meeting for December 19, 2012, and filed its definitive proxy statement (“2012 proxy statement”) for the meeting with the SEC on November 14, 2012, and thereafter mailed the 2012 proxy statement to stockholders of record as of November 5, 2012.  The 2012 proxy statement updates various information originally contained in Annex A to the Schedule 14D-9 in order to reflect factual developments after May 22, 2012, including but not limited to the change in the chief executive officer at PLX.  The 2012 proxy statement is hereby incorporated by reference into this Schedule 14D-9.  Interested persons should no longer rely upon Annex A as originally filed, and should instead refer to the 2012 proxy statement for the information previously covered by Annex A.

Item 2.                                Identity and Background Of Filing Person.

•                  The penultimate paragraph of “Item 2(d) — Identity and Background of Filing Person — Exchange Offer by Integrated Device Technology, Inc.” is hereby amended and restated as follows:

“The expiration of the Offer occurs at the end of the day on January 18, 2012 at 12:00 midnight, New York City time, subject to extension in certain circumstances as required or permitted by the Merger Agreement, the SEC or applicable law.”

Item 3.                                Past Contacts, Transaction, Negotiations and Agreements.

•                  The list of PLX’s executive officers in paragraph 4 of Item 3(d)(1). Past Contacts, Transactions, Negotiations and Agreements — Arrangements between PLX and PLX Directors and Executive Officers is hereby amended and restated as follows:

“PLX’s executive officers are:

Name	Position
David K. Raun	Interim President and Chief Executive Officer
Arthur O. Whipple	Chief Financial Officer and Secretary
Gene Schaeffer	Executive Vice President, Worldwide Sales
Michael Grubisich	Executive Vice President, Operations
Vijay Meduri	Executive Vice President, Engineering, Switching”

•                  The subsection titled “Effect of Merger on Stock and Stock Options Held By PLX Directors and Executive Officers” in Item 3(d)(1). Past Contacts, Transactions, Negotiations and Agreements — Arrangements between PLX and PLX Directors and Executive Officers is hereby amended and restated as follows:

“Stock

As of November 5, 2012, PLX directors and executive officers beneficially owned in the aggregate 463,856 issued and outstanding Shares (not subject to any vesting or other contractual restrictions), or approximately 1.0% of the Shares outstanding as of that date, which are treated under the Offer in the same manner as all other Shares subject to the Offer. If PLX directors and executive officers tender pursuant to the Offer any Shares they own, they will be entitled to receive the same consideration on the same terms and conditions as the other Stockholders in the Offer.

Included in issued and outstanding Shares owned by executive officers are a total of 18,729 Shares held in the PLX Employee Stock Ownership Plan (the “ESOP”) that have been allocated to their ESOP accounts. The ESOP was established in early 2009, and is a tax-qualified defined contribution retirement plan that is non-contributory on the part of the participant. Each year, PLX makes a cash contribution to the ESOP which is used to purchase Shares on the open market and eligible participants receive a Share allocation at the end of the plan year. In connection with the Merger, contributions will cease and the ESOP will be terminated. The ESOP currently holds approximately 47,877 unallocated shares which will be allocated to eligible participants on the last date of the short plan year resulting from the plan termination in connection with the Merger. As a result of the ESOP termination, any unvested Shares allocated to the participant accounts will vest. The Shares held by the ESOP will be entitled to the same consideration and other terms and conditions of the Offer that apply to Shares generally. Following the termination of the ESOP, participants will be able to take a distribution of the amount allocated to their ESOP account in a combination of Parent Common Stock and cash or roll over the amount in their ESOP accounts into individual retirement account or a tax-qualified retirement plan of an employer.

The table below sets forth the number of Shares held, or beneficially held, by the PLX directors and executive officers as of November 5, 2012 (including Shares allocated to individual ESOP accounts but excluding Shares issuable upon exercise of options to purchase Shares) and the amount of cash consideration and the number and value of shares of Parent Common Stock they will receive for those Shares, rounded to the nearest dollar or share.

	Number of PLX Issued and Outstanding Shares Owned (#)	Cash Payment Pursuant to the Offer ($)	Number of Shares of Parent’s Common Stock Issuable Pursuant to the Offer (#)	Value of Parent’s Common Stock Issuable Pursuant to the Offer ($)(1)
NON-EMPLOYEE DIRECTORS

D. James Guzy	9,916	$34,706	5,206	$31,548
Michael J. Salameh	329,726	1,154,041	173,106	1,049,023
Ralph Schmitt	20,810	72,834	10,925	66,206
John H. Hart	—	—	—	—
Robert H. Smith	—	—	—	—
Thomas Riordan	—	—	—	—
Patrick Verderico	—	—	—	—

EXECUTIVE OFFICERS

Arthur O. Whipple	28,010	98,034	14,705	89,113
David K. Raun	29,810	104,334	15,650	94,840
Gene Schaeffer	6,875	24,063	3,610	21,874
Michael Grubisich	2,810	9,834	1,475	8,939
Vijay Meduri	19,695	68,931	10,340	62,659
Total	447,651	$1,566,778	235,017	$1,424,201

(1)         Since each Share will be entitled to a fixed consideration of (i) $3.50 in cash plus (ii) 0.525 of a share of Parent Common Stock, subject to adjustment for stock splits, stock dividends and similar events, without interest thereon and less applicable withholding taxes, and the Parent Common Stock price may fluctuate from the date of this filing to the time when the Parent Common Stock is ultimately issued, the value of the Parent Common Stock in the above table when actually issued cannot now be predicted, and for purposes of this table, is based on the average closing price per share of Parent Common Stock over the first five trading days following April 30, 2012, which was the date of the first public announcement of the Merger Agreement and the Transaction. These cash amounts do not reflect the impact of any taxes payable by Stockholders.

Stock Options

As of November 5, 2012, PLX directors and executive officers held options to purchase 2,410,375 Shares granted under PLX’s equity compensation plans.

PLX directors do not hold any other equity compensation awards such as restricted stock units.  PLX executive officers hold restricted stock units, as further discussed below.

Under the Merger Agreement:

•                  Immediately prior to the effective time of the Merger (the “Effective Time”) Parent will assume each outstanding and unexercised option to purchase Shares (each, a “Company Option”) that has an exercise price per share less than $9.00 and is held by an individual who is an employee of Parent or one of its affiliates following the Effective Time (a “continuing employee”).

•                  The number of shares of Parent Common Stock and the exercise price of the assumed Company Options will be determined based on the Equity Exchange Ratio described below. Each assumed option will have a per share exercise price equal to the exercise price set forth in the option agreement for such Company Option at the Effective Time, divided by the Equity Exchange Ratio (rounded up to the nearest whole cent), and will cover a number of shares of Parent Common Stock equal to the number of Shares for which such Company Option was exercisable at the Effective Time multiplied by the Equity Exchange Ratio, rounded down to the nearest whole share. The “Equity Exchange Ratio” is a fraction, the numerator of which is the sum of (i) $3.50 and (ii) the product of the average closing price per share of Parent Common Stock during a period of twenty (20) consecutive trading days ending with, and including, the trading day that is two (2) trading days before the Merger is completed, multiplied by the Per Share Exchange Ratio, and the denominator of which is the closing price per share of Parent Common Stock during a period of twenty (20) consecutive trading days ending with, and including, the trading day that is two (2) trading days before the Merger is completed.

•                  Immediately prior to the Effective Time, each Company Option that is not so assumed will be cancelled and, in exchange, each former holder of a cancelled Company Option will be entitled solely to receive from Parent or the Surviving Corporation a payment in cash of an amount equal to the product of (i) the total number of vested Shares subject to such Company Option as of the Effective Time (including, with respect to the Company employees who cease to be employees or other service providers immediately prior to the Effective Time or otherwise in connection with the Merger, Shares that vest in connection with the Merger) and (ii) the excess, if any, of the sum of (a) $3.50, plus the (b) product of (1) the closing per share price of Parent Common Stock on the date the Merger is completed, multiplied by (2) the Per Share Exchange Ratio, over the exercise price per Share subject to such Company Option immediately prior to such cancellation, without interest thereon (the “Option Cash-Out Amount”).

•                  The cash payments for cancelled options are subject to all applicable withholding and other taxes required by applicable law.

•                  To the extent the per share exercise price for such vested Company Options is greater than or equal to the Option Cash-Out Amount, the Company Option shall be terminated and cancelled at the Effective Time without payment or other consideration.

None of the PLX non-employee directors will be continuing employees as described above, and therefore all of their Company Options will be cashed out as described above (the non-employee directors other than Mr. Schmitt currently hold fully vested Company Options, and no accelerated vesting will apply to their options). Mr. Schmitt, who has resigned as CEO but currently serves as a non-employee director, would be treated as all other PLX non-employee directors for purposes of the Company Options he holds.  However, Mr. Schmitt’s Company Options that are not vested will become fully vested at the Effective Time based on the terms of PLX’s equity compensation plans, which provide that options that are not assumed or replaced by the acquiring corporation in connection with a change in control of the Company will fully vest.

PLX currently expects that all of the currently serving PLX executive officers will be continuing employees as described above, and therefore all of their vested and unvested Company Options having a per Share exercise price less than $9.00 will be assumed by Parent (without any accelerated vesting occurring by virtue of the Merger itself, and provided that the PLX Severance Plan (as defined below) discussed below may provide partial accelerated vesting if the Merger is completed and a defined employment termination occurs within two (2) years thereafter).

The following table summarizes, with respect to (i) each PLX director, and (ii) each PLX executive officer, the effect of the foregoing provisions of the Merger Agreement on the Company Options held by each such director and executive officer (assuming that each executive officer will be a continuing employee), based on the number of Shares subject to options that are vested as of November 5, 2012 (except for Mr. Schmitt’s information, which is based on the total number of shares subject to his options, assuming the options will vest in full at the Effective Time).

	Number of PLX Shares Underlying Options Eligible for Cash Payments (#)	Weighted Average Exercise Price of Options Eligible for Cash Payments ($)	Cash Payable for Options Cancelled in the Merger ($)(1)	Number of PLX Shares Underlying Options to Be Assumed (#)	Weighted Average Exercise Price of Options to Be Assumed ($)	Estimated “Spread” of Assumed Options that will be Vested at the Time of the Merger($)(2)(3)	Estimated “Spread” of Assumed Options that will be Unvested at the Time of the Merger($)(2)
NON-EMPLOYEE DIRECTORS

D. James Guzy	27,000	$3.52	$83,840	—	—	—	—
Michael J. Salameh	22,000	3.58	67,090	—	—	—	—
Ralph Schmitt	780,000	3.10	2,751,800	—	—	—	—
John J. Hart	27,000	3.52	83,840	—	—	—	—
Robert H. Smith	37,000	3.79	105,040	—	—	—	—
Thomas Riordan	22,000	3.58	67,090	—	—	—	—
Patrick Verderico	22,000	3.58	67,090	—	—	—	—

EXECUTIVE OFFICERS

Arthur O. Whipple	—	—	—	250,000	$3.74	$419,741	$303,309
David K. Raun	—	—	—	301,875	3.94	439,186	371,864
Gene Schaeffer	—	—	—	265,000	3.43	564,144	284,206
Michael Grubisich	—	—	—	279,000	4.34	360,754	278,896
Vijay Meduri	—	—	—	292,500	4.32	399,169	279,696
Total	937,000		$3,225,790	1,388,375		$2,182,995	$1,517,970

(1)         Consistent with the methodology applied under SEC Regulation M-A Item 1011(b) and Regulation S-K Item 402(t)(2), and because the treatment of options (whether settled for cash payments or assumed) is not based on a fixed dollar amount, the hypothetical amount payable for Company Options entitled to cash payments under the Merger Agreement is calculated based on the average closing price per Share over the first five (5) business days following the first public announcement (on April 30, 2012) of the Merger. These amounts do not represent the actual amounts payable that, pursuant to the Merger Agreement, are to be based on the closing per share price of Parent Common Stock on the date that the Merger is completed.

(2)         Consistent with the methodology described immediately above, the “spread” of assumed options described in the above table is based on the weighted average exercise price per Share of assumed Company Options subtracted from the average closing price per Share over the first five (5) business days following the first public announcement of the Merger. The amounts in this column (i) disregard Company Options that have an exercise price less than $9.00 per share but equal to or in excess of the average closing price per Share based on the formula described above, (ii) do not represent either the value of the assumed options for accounting purposes nor the amount, if any, that will actually be realized by the individual upon future exercise or other disposition of the options, and (iii) do not reflect any taxes payable by the option holders.

(3)         If a PLX executive officer unexpectedly ceases to be employed by PLX prior to the Merger, assuming that the Company Options held by the executive officer continue to be outstanding, that individual would be entitled, in lieu of Company Options assumed by Parent, to a cash payment equal to the amount shown in this column for then vested Company Options as described in this Item 3 (but no accelerated vesting would apply in that situation).

Restricted Stock Units

Under the Merger Agreement, immediately prior to the Effective Time, Parent will assume each restricted stock unit representing a right to receive a Share (each, a “Company RSU”) that is outstanding immediately prior to the Effective Time that is held by an individual who, after the Effective Time, is an “employee” of Parent (as defined in the Merger Agreement) (each, an “Assumed RSU”).  Each Assumed RSU will thereafter be subject to the same terms and conditions as in effect at the Effective Time for such number of shares of Parent Common Stock that equal the number of shares of Company Common Stock subject to such Company RSU as of the Effective Time multiplied by the Equity Exchange Ratio and rounded down to the nearest whole share.  Each Company RSU that is not an Assumed RSU will be terminated for no additional consideration effective as of immediately prior to the Effective Time.

The following table summarizes with respect to each currently serving PLX executive officer the effect of the Merger Agreement on the Company RSUs held by each such individual.  No PLX director holds any Company RSUs.  These Company RSUs were granted in early August 2012, and prior to that date, Company RSUs had not been granted to PLX executive officers.  These awards vest 100% on February 28, 2013, assuming continued employment (or upon an earlier involuntary termination of the holder prior to the vesting date) in accordance with the terms of the awards.

Name	Number of PLX Shares Underlying Company RSUs (#)	Hypothetical Value of Assumed RSUs that will be Vested at the time of the Merger ($)(1)	Hypothetical Value of Assumed RSUs that are Unvested at the time of the Merger ($)(1)
Arthur O. Whipple	6,000	—	$39,780
David K. Raun	6,000	—	39,780
Gene Schaeffer	5,000	—	33,150
Michael Grubisich	5,000	—	33,150
Vijay Meduri	6,000	—	39,780
Total	28,000	$—	$185,640

(1)         Since the number of shares of Parent Common Stock underlying the Assumed RSUs will be based on the Equity Exchange Ratio, and the Parent Common Stock price may fluctuate from the date of this filing to the time when the Assumed RSUs are issued, the value of the Parent Common Stock in the above table when the Assumed RSUs are actually issued (and the value at the time of vesting, if any) cannot now be predicted, and for purposes of this table, is based on the average closing price per share of Parent Common Stock over the first five trading days following April 30, 2012, which was the date of the first public announcement of the Merger Agreement and the Transaction. These amounts (i) do not represent the value of the Assumed RSUs for accounting purposes nor the amount, if any, that will actually be realized by the individual upon the vesting date and (ii) do not reflect the impact of any taxes payable by the individuals.

•                  The subsection titled “Description of Employment and Severance Arrangements with PLX Executive Officers” in Item 3(d)(1). Past Contacts, Transactions, Negotiations and Agreements — Arrangements between PLX and PLX Directors and Executive Officers is hereby amended and restated as follows:

“The PLX executive officers do not have employment agreements, and serve at the will of the PLX Board of Directors.

On April 29, 2012, the Compensation Committee of the PLX Board of Directors approved the PLX Severance Plan for Executive Management (the “PLX Severance Plan”), which was filed as Exhibit (e)(2) in the PLX Schedule 14D-9 filed with the SEC on May 22, 2012. PLX had previously disclosed the PLX Severance Plan to Parent, and, under the Merger Agreement, the PLX Severance Plan will be an obligation binding on the successor to PLX following the Merger. The PLX Severance Plan is intended to secure the continued services, dedication, and objectivity of the executive officers without concern as to whether the officers or employees might be hindered or distracted by personal uncertainties and risks in connection with a change of control of PLX (including the Merger).

Benefits are payable to the executive officers under the PLX Severance Plan under “double trigger” conditions if (1) there is a change in control of PLX and (2) within two (2) years after the change in control (plus any applicable cure period) (the “Termination Period”), the participant’s employment is terminated (a) by the participant’s employer other than for Cause, or (b) by the participant for Good Reason, as these various terms are defined in the PLX Severance Plan (a “Qualifying Termination”). Consummation of the Offer and the Merger will be a change in control under the PLX Severance Plan. The benefits so payable consist of the following (in addition to amounts accrued but unpaid at the time of termination and payable by law or pursuant to applicable documents):

•                  a single lump sum payment equal to (a) 100% of each participant’s annual base salary (150% for the chief executive officer), plus (b) a prorated portion of each participant’s target variable cash compensation opportunity (“bonus”) for the annual performance period then in effect;

•                  twelve (12) months of premiums of the participant’s medical, dental, and vision benefits (eighteen (18) months for the chief executive officer);

•                  twenty-four (24) months of accelerated vesting of equity awards that are assumed in connection with the change in control; provided that awards not assumed in the change in control are entitled to 100% accelerated vesting if so provided in the applicable equity compensation plan.

The foregoing amounts are reduced by any other severance payments the executive officers are entitled to receive.

Among other definitions, the PLX Severance Plan includes the following definitions:

•                  “Company” means PLX Technology Inc., a Delaware corporation, and any successor (whether direct or indirect, by purchase, merger, consolidation or otherwise) to all or substantially all of the business and/or assets of the Company, by operation of law, or otherwise.

•                  “Cause” means (1) the willful and deliberate failure by a participant to perform his or her duties and responsibilities (other than as a result of incapacity due to physical or mental illness) which is not remedied in a reasonable period of time after receipt of written notice from the Company specifying such failure, (2) willful misconduct by a participant which is demonstrably and materially injurious to the business or reputation of the Company, or (3) a participant’s conviction of, or plea of guilty or nolo contendere to, a felony or other crime involving moral turpitude. The Company must notify such participant that it believes “Cause” has occurred within ninety (90) days of its knowledge of the event or condition constituting Cause or such event or condition shall not constitute Cause hereunder.

•                  “Effective Date” means the date on which the change of control is consummated.

•                  “Good Reason” means the occurrence of any of the following which occurs during the Termination Period without the participant’s express written consent: (i) material diminution in the participant’s authority, duties or responsibilities, causing the participant’s position to be of materially lesser rank or responsibility within the Company (including, without limitation, in the case of a participant who reports directly to the Chief Executive Officer of the Company immediately prior to the Effective Date, if, after the Effective Date, the participant no longer reports directly to the Chief Executive Officer of a public company); (ii) a material decrease in the participant’s Base Salary; or (iii) the relocation of the participant’s principal location of work to a location that is in excess of thirty-five (35) miles from such location immediately prior to the Effective Date.

•                  A participant’s Qualifying Termination shall not be considered to be for Good Reason unless (A) within ninety (90) days after the initial existence of the applicable event or condition that is purported to give rise to a basis for termination for Good Reason, the participant provides written notice of the existence of such event or condition to the Company, (B) such event or condition is not cured within thirty (30) days after the date of the written notice from the participant to the Company, and (C) the participant terminates employment no later than thirty (30) days after the expiration of the applicable cure period.

Benefits are subject to withholding and other potential requirements of applicable income tax law. Participants are not entitled to any tax “gross up” in respect of excise taxes, if any, that might arise under the “golden parachute” sections of the federal income tax law (Section 280G of the Code), and may be subject to a reduction in benefits if any such excise tax were applicable and the reduced benefit would maximize the after-tax payment to the participant.

The following table shows the hypothetical amounts of cash severance payments and benefits and the value of accelerated vesting of Company Options and Assumed RSUs for each of the named executive officers (other than Mr. Schmitt who has resigned as CEO and is not entitled to any benefits under the PLX Severance Plan) under the PLX Severance Plan, assuming that the acquisition under the Merger Agreement was completed on April 30, 2012 (the date of the Merger Agreement) (but based on Company Options that have been granted and that are vested as of November 5, 2012), and each executive officer’s employment was terminated without Cause or for Good Reason immediately thereafter.

NAMED EXECUTIVE OFFICERS	Hypothetical Cash Severance Payment in respect of Salary and Bonus ($)	Hypothetical Value of Benefits ($)	Hypothetical “Spread” of Accelerated Vesting of Options assumed in the Merger and the Value of the Assumed RSU’s ($)(1)	Total Hypothetical Severance Benefits ($)

Arthur O. Whipple	$468,871	$14,402	$269,575	$752,848
David K. Raum	489,813	20,345	317,045	827,202
Gene Schaeffer	428,602	1,800	244,320	674,723
Larry Chisvin	254,445	15,104	133,488	403,037
Total	$1,641,732	$51,650	$964,428	$2,657,810

(1)         The dollar amounts for the listed individuals in this column quantify (i) the “spread” of Accelerated Vesting of Options for twenty-four (24) months of accelerated vesting for the listed officers, based on the weighted average exercise price per Share of assumed unvested Company Options that are accelerated subtracted from the average closing price per Share over the first five (5) business days following the first public announcement of the Merger, consistent with the methodology applied under SEC Regulation M-A Item 1011(b) and Regulation S-K Item 402(t)(2) and (ii) the hypothetical value of the Assumed RSUs, calculated assuming full vesting acceleration and based on the average closing price per Share over the first five (5) business days following the first public announcement of the Merger (consistent with the methodology described for the assumed options).  The amounts in this column (i) disregard Company Options that have an exercise price less than $9.00 per Share but equal to or in excess of the average closing price per Share based on the formula described above, (ii) do not represent either the value of the assumed options or Assumed RSUs for accounting purposes nor the amount, if any, that will actually be realized by the individual upon future exercise or other disposition of the options or settlement of the Assumed RSUs, and (iii) do not reflect any taxes payable by these individuals.”

Item 8.                                Additional Information To Be Furnished.

•                  “Section (b) - Golden parachute information” of “Item 8(b) — Additional Information To Be Furnished — Golden parachute information” is hereby amended and restated as follows:

“The following table sets forth the information required by Item 1011(b) of Regulation M-A and Item 402(t) of Regulation S-K.  This information relates to the compensation for each named executive officer that is based on or otherwise relates to the Offer and the Merger, assuming the Merger occurred on April 30, 2012 (but based on the number of Company Options and Assumed RSUs that have been granted and that are vested as of November 5, 2012).

Each of our named executive officers included in the table below except Ralph Schmitt is entitled to “double-trigger” severance payments and benefits, under the PLX Severance Plan described above, if the individual’s employment is terminated by PLX or a successor employer without “Cause” or by the executive for “Good Reason” within two (2) years (plus any applicable cure period) after a change of control such as the Merger. PLX currently expects, and the table below assumes, that each officer listed below will be a continuing employee for purposes of the provisions of the Merger Agreement that provide for Parent to assume Company Options held by continuing employees.  Each of our named executive officers included in the table below except Ralph Schmitt is entitled to full vesting acceleration of Assumed RSUs if they are terminated without cause prior to the vesting date of the Assumed RSUs.

NAMED EXECUTIVE OFFICERS	Cash ($) (1)	Equity ($) (2)(3)(4)	Pension/ NQDC ($)	Perquisites/ Benefits ($)(5)	Tax Reimbursements ($)	Other ($)	Total ($)
Ralph Schmitt	$—	$272,742	$—	$—	$—	$—	$272,742
Lawrence Chisvin	254,445	133,488	—	15,104	—	—	403,037
Arthur O. Whipple	468,871	269,575	—	14,402	—	—	752,848
David K. Raun	489,813	317,045	—	20,345	—	—	827,202
Gene Schaeffer	428,602	244,320	—	1,800	—	—	674,723
Total	$1,641,732	$1,237,170	$—	$51,650	$—	$—	$2,930,552

(1)         These dollar amounts represent a “double trigger” lump sum cash payment in respect of base salary and variable annual cash compensation described in the narrative following this table.

(2)         These dollar amounts for the named executive officers other than for Mr. Schmitt quantify (i) twenty-four (24) months of “double trigger” accelerated vesting for listed officers, based on the weighted average exercise price per Share of assumed unvested Company Options that are hypothetically accelerated subtracted from the average closing price per Share over the first five (5) business days following the first public announcement of the Merger, consistent with the methodology applied under applicable SEC rules if the Stockholders do not receive a fixed dollar amount as consideration in the Offer and (ii) the accelerated vesting of the shares subject to Assumed RSUs that are unvested at termination, calculated based on the average closing price per Share over the first five (5) business days following the first public announcement of the Merger (consistent with the methodology described in the previous sentence).  The dollar amount for Mr. Schmitt represents the value of the cash payment he will receive for his then unvested Company Options, which will become fully vested at the Effective Time assuming he is then serving as a director, calculated based on the formula described in footnote 1 to the table under the section entitled “Effect of Merger on Stock and Stock Options Held by PLX Directors and Executive Officers — Stock Options.”  The amounts in this column (i) disregard Company Options that have an exercise price less than $9.00 per Share but equal to or in excess of the average closing price per Share based on the applicable formulas described above, (ii) do not represent either the value of the assumed options for accounting purposes nor the amount, if any, that will actually be realized by the individual upon future exercise or other disposition of the options, and (iii) do not reflect any taxes payable by the option holders.

(3)         The dollar amounts shown in the “Equity” column also include the value of allocated Shares in the ESOP accounts that vest as a result of the termination of the ESOP in connection with the Merger for Mr. Schmitt ($8,513) and Mr. Schaeffer ($8,523), using the average closing price in note (2) immediately above. The other listed officers are fully vested in their ESOP accounts without regard to the Merger.

(4)         If the listed officer other than Mr. Schmitt is not a continuing employee for purposes of the treatment of Company Options in the Merger Agreement, the Merger Agreement provides, instead of the amounts in this column and without any assumed Company Options, for the following cash payments for then vested Company Options only (without any accelerated vesting): Mr. Whipple $419,741; Mr. Chisvin: $374,213; Mr. Raun: $439,186; and Mr. Schaeffer: $564,144.

(5)         These amounts represent “double-trigger” severance benefits for continuation of medical, dental and vision insurance coverage for twelve (12) months.

Narrative to Golden Parachute Compensation Table

A summary of benefits that may be payable to the executive officers is set forth in Item 3 — Arrangements between PLX and PLX’s Directors and Executive Officers — Description of Employment and Severance Arrangements with PLX Executive Officers,” which is incorporated herein by reference.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PLX TECHNOLOGY, INC.

By:	/s/ Arthur O. Whipple
Name:	Arthur O. Whipple, Chief Financial Officer
Dated:	December 7, 2012